UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

GLOBE NET WIRELESS CORP.

(Exact name of registrant as specified in its charter)

Nevada	333-172172	00-0000000
(State or other jurisdiction of	Commission	(I.R.S. Employer
incorporation or organization)	File No.	Identification No.)

2302-3 Pacific Plaza 410 Des Voeux Road West Hong Kong, China

(Address of principal executive offices)

Registrant’s telephone number, including area code (852) 37-55-8010

N/A

(Former name or former address, if changed since last report)

INFORMATION FILED PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about September 9, 2016, by Globe Net Wireless Corp. to the holders of record of shares of common stock, par value $0.001 per share, of Globe Net.

You are receiving this information statement in connection with the appointment of one new member to Globe Net’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

September 7, 2016

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about September 9, 2016, by Globe Net Wireless Corp. to the holders of record of its shares of common stock as of the close of business on September 7, 2016. This Information Statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. Globe Net is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action. This Information Statements is being provided solely for informational purposes and not in connection with a vote of the Globe Net’s shareholders.

You are receiving this Information Statement to inform the shareholders of Globe Net of a change in the majority of the Board effected pursuant to.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

YOU ARE NOT REQUIRED TO SEND GLOBE NET A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Globe Net’s shareholders of record as of September 7, 2016 (the “10-day Period”), Ku Wai Li has agreed to a private sale of two million shares of the common stock that he currently owns to Gustavo Americo Folcarelli. In connection with the closing of such sale, Mr. Li has agreed to resign as Globe Net’s sole director, chief financial officer, treasurer, and corporate secretary and to appoint Gustavo Americo Folcarelli to serve in those capacities. Mr. Folcarelli has agreed to serve in all of such positions.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the

Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Globe Net’s Board of Directors has been furnished to Globe Net by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information. To Globe Net’s knowledge, there are no arrangements or understandings Mr. Li and Gustavo Americo Folcarelli and their associates with respect to the election of directors or other matters.

In connection with the Purchase Agreement, on the Purchase Date, Globe Net’s sole director, Ku Wai Li, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Gustavo Americo Folcarelli as the new sole director of Globe Net prior to tendering his resignation as a director. Rule 14f-1 provides that Mr. Folcarelli will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Globe Net’s shareholders, and will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Globe Net’s knowledge, Mr. Folcarelli does not hold any position with Globe Net, other than president, chief executive officer, chief financial officer, treasurer, and corporate secretary, and has not been involved in any transactions with Globe Net or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Globe Net ‘s knowledge, Mr. Folcarelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past five years, and has not been subject to a finding of any violation of federal or state securities laws.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange

Commission and transmitted to the shareholders of Globe Net, Mr. Folcarelli will become the sole director of Globe Net.

Schedule 14f-1 Globe Net Wireless Corp. Page 2

Information Regarding the Company

Please read this Information Statement carefully. It provides certain general information about Globe Net and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period. All of Globe Net’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information from the Public Reference Room by calling the SEC at 1800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

Globe Net’s authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.001 per share. As of the Record Date, 10,800,000 shares of common stock were issued and outstanding and nil shares of common stock were reserved for options, warrants or other commitments. All of the issued shares have been validly issued and are fully paid and non-assessable.

Holders of Globe Net’s common stock are entitled to one vote for each share on all matters to be voted on by shareholders. Holders of Globe Net’s common stock have no cumulative voting rights. The shareholders are entitled to share rateably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of Globe Net’s common stock have no pre-emptive rights to purchase more Globe Net common stock. There are no conversion rights or sinking fund provisions for the common stock.

Principal Stockholders and Holdings of Management

(a) Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	Gustavo Americo Folcarelli 1534 Grand Blvd Oakville, Ontario, Canada, L6H 3E6	2,000,000	22.72%

[1]	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this filing from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2]	Based on 10,800,000 shares of common stock issued and outstanding as of September 7, 2016.

(b) Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	Gustavo Americo Folcarelli 1534 Grand Blvd Oakville, Ontario, Canada, L6H 3E6	2,000,000	22.72%
common stock	Ku Wai Li 2302-3 Pacific Plaza 410 Des Voeux Road West Hong Kong, China	Nil	0%
common stock	Directors and Executive Officers (as a group)	Nil	22.72%

[1] Based on 10,800,000 shares of common stock issued and outstanding as of September 7, 2016.

Schedule 14f-1 Globe Net Wireless Corp. Page 3

Change of Control

On August 16, 2016 the parties entered into the Purchase Agreement and pursuant thereto Gustavo Americo Folcarelli purchased and Mr. Li sold an aggregate of two million previously issued and outstanding shares of Globe Net’s restricted common stock, equal to 22.72% of the issued and outstanding capital stock of Globe Net for the aggregate purchase price of $3,5000.00. Mr. Li agreed to resign and Mr. Folcarelli was appointed to fill the Board vacancy, and was appointed as Globe Net’s sole officer in conjunction with the share purchase transaction.

DIRECTORS AND EXECUTIVE OFFICERS

Each director of Globe Net holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Globe Net’s current management team is listed below.

Officer’s Name	Title

Gustavo Americo Folcarelli	President, CEO, CFO, Treasurer, and Corporate Secretary

Ku Wai Li	Sole director

Gustavo Americo Folcarelli● Mr. Folcarelli (48 years old) has been the President, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, and the Corporate Secretary of Globe Net since August 2016. Holds a Bachelor of Commerce (Honors) degree from Ryerson University, Mr. Rico has worked as a senior manager for several companies including Toshiba and Harry Rosen, where he was involved with the development and implementation of sales and marketing programs. Mr. Folcarelli was a founding partner in an Italian designer clothing outlet called Le Firme Inc. which went from 1 physical location to 5 as well as a developing a successful online store. From 2005 to present, Mr. Folcarelli has operated a private company, Current Real Estate Management and Development, in Priverno, Latina, Italy, which develops real estate properties in Italy. Mr. Folcarelli is responsible for changing the designation of use of the properties from non-commercial/agricultural to multi-use dwelling designation, presenting building plans and obtaining permits to build, then develop and the properties and manage and sell the built units.

Ku Wai Li ● Mr. Li (33 years old) has been the sole director of Globe Net since September 2009 and from September 2009 to Septemeber 2016 was the sole officer of Globe Net. Since July 2004 Mr. Li has also been an accountant for Linfeng Electronics Ltd in the Shenzhen Province of China.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Globe Net has paid no compensation to its named executive officers during its fiscal year ended August 31, 2015.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	NonEquity Incentive Plan ($) (g)	Non- qualified Deferred Compen- sation Earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Gustavo Americo Folcarelli President, CEO, and CFO August 2016 - present	2014 2015 2016	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a

Ku Wai Li President, CEO and CFO Sep 2009–August 2016	2014 2015 2016	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

Schedule 14f-1 Globe Net Wireless Corp. Page 4

Since Globe Net’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, Globe Net does not have an employment agreement with Ku Wai Li. However, Globe Net reimburses Mr. Li for all reasonable expenses incurred by Mr. Li while acting as the sole director and officer of Globe Net.

There are no employment agreements between Globe Net and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Globe Net or from a change in a named executive officer’s responsibilities following a change in control

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions with Related Persons

Since the beginning of Globe Net’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Globe Net was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Globe Net’s total assets at year-end for the last three completed fiscal years.

During the past five fiscal years, Gustavo Americo Folcarelli and Ku Wai Li have been promoters of Globe Net’s business, but neither of these promoters have received anything of value from Globe Net nor is any person entitled to receive anything of value from Globe Net for services provided as a promoter of the business of Globe Net.

(b) Review, Approval or Ratification of Transactions with Related Persons.

Globe Net does not have any policies and procedures for the review, approval, or ratification of any transactions with related persons that are required to be reported this Item.

(c) Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Security Exchange Act of 1934 requires directors, executive officers and 10% or greater shareholders of Globe Net to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership of equity securities of the Company (Form 4 and Form 5) and to provide copies of all such Forms as filed to Globe Net. Based solely on Globe Net’s review of the copies of these forms received by it or representations from certain with the exception that Ku Wai Li failed to file a Form 3 – Initial Statement of Beneficial Ownership of Securities, a Form 4 – Change of Beneficial Ownership of Securities and a Form 5 - Annual Statement of Changes in Beneficial Ownership of Securities. and Gustavo Americo Folcarelli failed to file a Form 3 – Initial Statement of Beneficial Ownership of Securities.

(d) Audit Committee Financial Expert

Globe Net has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Globe Net’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Globe Net’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Globe Net and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Schedule 14f-1 Globe Net Wireless Corp. Page 5

(e) Identification of Audit Committee

Globe Net does not have a separately-designated standing audit committee. Rather, Globe Net’s entire board of directors perform the required functions of an audit committee. Currently, Ku Wai Li is the only member of Globe Net’s audit committee, but he does not meet Globe Net’s independent requirements for an audit committee member. See “Item 12. (c) Director independence” below for more information on independence.

Globe Net’s audit committee is responsible for: (1) selection and oversight of Globe Net’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Globe Net’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

As of August 31, 2015, Globe Net did not have a written audit committee charter or similar document.

(f) Board Leadership Structure and Role in Risk Oversight

Globe Net’s chairman of the board is currently Gustavo Americo Folcarelli. Pursuant to Globe Net’s By-Laws the chairman of the board will preside at all meetings of directors and shareholders, and will be responsible to ensure that all orders and resolutions of the Board of Directors are carried into effect.

The Board of Directors is responsible for overseeing the overall risk management process. Risk management is considered a strategic activity within Globe Net and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of Globe Net’s Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

(g) Director independence

Globe Net’s board of directors currently solely consists of Ku Wai Li. Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, Globe Net’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual. In summary, an “independent director” means a person other than an executive officer or employee of Globe Net or any other individual having a relationship which, in the opinion of Globe Net ‘s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Globe Net in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years. Also, the ownership of Globe Net’s stock will not preclude a director from being independent.

In applying this definition, Globe Net’s board of directors has determined that Mr. Li does not qualify as an “independent director” pursuant to the same rule.

As of the date of the report, Globe Net did not maintain a separately designated compensation or nominating committee.

Globe Net has also adopted this definition for the independence of the members of its audit committee. Ku Wai Li is the sole member of Globe Net’s audit committee as a result of being the sole director. Globe Net’s board of directors has determined that Mr. Li is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

(h) Meeting of Directors

There were no meetings of the Board of Directors during the last full fiscal year, and all actions taken by the Board of Directors were taken by consent resolution.

Schedule 14f-1 Globe Net Wireless Corp. Page 6

(i) No Nominating Committee

Globe Net does not have a standing nominating committee nor a nomination committee charter. The Board of Directors is responsible for identifying new candidates for nomination to the Board. Globe Net has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors.

(j) No Compensation Committee

Globe Net does not have a standing compensation committee nor a compensation committee charter. The functions of a compensation committee are currently assumed by the Board of Directors.

(k) Shareholder Communications

Globe Net has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to Globe Net at the address and telephone number set out on the cover page to this information statement.

Schedule 14f-1 Globe Net Wireless Corp. Page 7

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Globe Net Wireless Corp. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: September 7, 2016

GLOBE NET WIRELESS CORP.

By:	/s/ Gustavo Americo Folcarelli
Gustavo Americo Folcarelli
President and Chief Executive Officer

Schedule 14f-1 Globe Net Wireless Corp. Page 8